Exhibit 99.1

Nabriva Reports Third Quarter 2016 Financial Results

- Reiterates expectation of top-line data from both CABP phase 3 trials in the second half of 2017.

Vienna, Austria / King of Prussia, PA, November 16, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG, a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, today reported its financial results for the three and nine months ended September 30, 2016.

“In the third quarter, we diligently advanced our clinical development program with lefamulin for the treatment of Community Acquired Bacterial Pneumonia (CABP),” said Dr. Colin Broom, Chief Executive Officer of Nabriva. “Based on our current enrollment estimates, we remain on schedule to reach our goal of 60% enrollment for our first global registrational trial, Lefamulin Evaluation Against Pneumonia (LEAP) 1, later this year. Additionally, based on our estimates regarding patient enrollment in our two ongoing Phase 3 clinical trials for the treatment of CABP, we continue to believe our current cash resources will be sufficient to fund our operations through the receipt of top-line clinical data from both of these Phase 3 CABP trials, which is anticipated in the second half of next year.”

RECENT AND UPCOMING CORPORATE AND OPERATIONAL HIGHLIGHTS

•                  Nabriva presented data at the Infectious Disease (ID) Week 2016 Conference in October 2016, highlighting the differentiation of lefamulin’s therapeutic approach and pharmacokinetic-pharmacodynamic rationale for selection of the IV and oral dosing in the current Phase 3 clinical trials of lefamulin.

•                  Following Nabriva’s Annual General Meeting, Daniel Burgess was appointed as Chairman of the Supervisory Board, and Mark Corrigan, M.D., and Stephen Webster were added as members of its Supervisory Board.

•                  Nabriva anticipates reaching 60% enrollment for its LEAP 1 trial in the fourth quarter of 2016 and then plans to subsequently conduct a confirmatory analysis to determine the trial’s final enrollment size.

•                  On November 11, 2016, Nabriva publicly announced its plan to raise additional capital through a rights offering.

FINANCIAL HIGHLIGHTS

•                  For the three months ended September 30, 2016, Nabriva reported a net loss of $13.9 million or $6.56 per share, compared to a net loss of $8.2 million or $7.27 per share for the three months ended September 30, 2015.

•                  Research and development expense increased by $4.3 million from $7.8 million for the three months ended September 30, 2015 to $12.1 million for the three months ended September 30, 2016. The increase was primarily due to higher costs related to our Phase 3 clinical trials of lefamulin.

•                  General and administrative expense increased by $1.1 million from $1.8 million for the three months ended September 30, 2015 to $2.9 million for the three months ended September 30, 2016. This increase was primarily due to an increase in costs related to the addition of employees in the United States (including non-cash compensation expense), as well as an increase in professional service fees and other general operating expenses related to operating as a public company.

•                  As of September 30, 2016, Nabriva had $73.9 million in cash, cash equivalents and marketable securities and term deposits on the balance sheet compared to $111.4 million as of December 31, 2015.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical trials of lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

Other Income

Other income decreased by $0.3 million from $1.3 million for the three months ended September 30, 2015 to $1.0 million for the three months ended September 30, 2016. Other income increased by $1.4 million from $2.8 million for the nine months ended September 30, 2015 to $4.2 million for the nine months ended September 30, 2016. The changes in both the three and nine month periods were primarily due to a $0.3 million decrease in the three month period and a $1.4 million increase in the nine month period, respectively, in anticipated grant income from research premiums provided to us by the Austrian government as a result of changes in applicable research and development expenses in the respective periods compared to the same periods in 2015.

Research and Development Expenses

Research and development expenses increased by $4.3 million from $7.8 million for the three months ended September 30, 2015 to $12.1 million for the three months ended September 30, 2016. For the nine months ended September 30, 2016, research and development expense was $34.9 million, a 126.6% increase from the $15.4 million of research and development expense during the same nine-month period in 2015. The increases in both the three and nine month periods were primarily due to higher costs related to our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives were relatively limited during both of the three and nine month periods. Indirect costs related to research and development increased in both the three and nine month periods ended September 30, 2016 compared to the same periods in 2015 primarily due to the addition of employees in our clinical development department in the United States.

General and Administrative Expenses

General and administrative expense increased by $1.1 million from $1.8 million for the three months ended September 30, 2015 to $2.9 million for the three months ended September 30, 2016. For the nine months ended September 30, 2016, general and administrative expense was $9.4 million or a 118.6% increase from $4.3 million during the same nine-month period in 2015. The increases in both the three and nine month periods were primarily due to increased staff costs related to the hiring of additional employees in the United States and increased professional service fees related to operating as a public company.

Other Gains, Net

Other net gains (losses) decreased by $0.2 million to $0.0 million during the three months ended September 30, 2016 and increased by $0.2 million to a $0.4 million gain during the nine months ended September 30, 2016 compared to the same periods in 2015. The changes were primarily due to unrealized higher losses in the three months ended September 30, 2016 from foreign exchange rate differences, while the nine months ended September 30, 2016 reflects gains from the re-measurement of foreign currency balances.

Financial Income and Expenses

Net financial result changed by $0.4 million from $0.3 million in net financial expenses for the three months ended September 30, 2015 to $0.1 million in net financial income for the three months ended September 30, 2016. During the nine months ended September 30, 2016, net financial income was $0.2 million compared to financial expense of $7.3 million during the nine months ended September 30, 2015.

During the three and nine months ended September 30, 2016, net interest and similar expenses decreased by $0.4 million and $4.2 million, respectively, compared to the same periods in 2015 primarily due to the decrease in the effective interest accrued under the convertible loan agreements, which were converted into equity securities in connection with our April 2015 financing, and the decrease in interest on the Kreos loan, which was fully repaid in November 2015.

There were no changes in our other financial income and expenses for the three months ended September 30, 2016 compared to the same period in 2015. For the nine months ended September 30, 2016, other net financial expenses decreased to $0.0 from $3.3 for the nine months ended September 30, 2015. Other financial income and expenses for the three months and nine months ended September 30, 2015 were mainly related to the expenses recognized due to the fair value adjustments of the conversion rights related to the convertible loan agreements. This expense was partly offset by benefits of approximately $3.6 million due to the waiver of interest on the convertible loan agreements and benefits of approximately $1.6 million resulting from the termination of call options related to the convertible loan agreements, all of which were due to our April 2015 financing.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased by $19.2 million from $18.2 million for the nine months ended September 30, 2015 to $37.4 million for the nine months ended September 30, 2016 due to a $21.7 million increase in net loss, after adjustments for non-cash amounts included in financial results and other income, partly offset by lower tax payments of $0.3 million, improved working capital of $1.4 million primarily from higher trade payables and other liabilities and lower cash interest expense of $0.8 million.

Investing Activities

Cash flow from investing activities changed by $25.7 million from $0.2 million cash outflow in the nine months ended September 30, 2015 to $25.5 million cash inflow in the nine months ended September 30, 2016 primarily due to the redemption of term deposits. Other investing activities were relatively insignificant in both periods and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities decreased by $139.8 million from $140.0 million in the nine months ended September 30, 2015 to $0.2 million during the nine months ended September 30, 2016 primarily due to proceeds of $150.8 million from both our April 2015 financing and Initial Public Offering in September 2015, $3.4 million from the issuance of an additional convertible loan in January 2015 and proceeds of $1.1 million from a silent partnership agreement entered into in January 2015. The period over period decrease in financing cash inflows was partially offset by a $3.4 million decrease of cash outflows for repayments of long-term borrowings, and a $12.1 million decrease in equity transaction costs.

Nabriva Therapeutics AG

Index to Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)	F-2

Unaudited Condensed Consolidated Statement of Financial Position	F-3

Unaudited Condensed Consolidated Statement of Cash Flows	F-4

Unaudited Condensed Consolidated Statement of Changes in Equity	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

		Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands except per share data)	Notes	2015	2016	2015	2016
Other income		$1,297	$971	$2,792	$4,176
Research and development expenses	6	(7,867)	(12,059)	(15,415)	(34,905)
General and administrative expenses		(1,776)	(2,958)	(4,325)	(9,411)
Other gains, net		171	50	170	403
Operating result		$(8,175)	$(13,996)	$(16,778)	$(39,737)
Financial income	7	4	92	6,831	234
Financial expenses	7	(296)	(35)	(14,135)	(35)
Financial result	7	$(292)	$57	$(7,304)	$199
Loss before taxes		$(8,467)	$(13,939)	$(24,082)	$(39,538)
Taxes on income		254	(28)	241	—
Loss for the period		$(8,213)	$(13,967)	$(23,841)	$(39,538)
Other comprehensive Income (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations		(237)	—	5,741	—
Fair value gains on available-for-sale financial assets		—	34	—	67
Other comprehensive income (loss) for the year		(237)	34	5,741	67
Total comprehensive loss for the year		$(8,450)	(13,933)	$(18,100)	$(39,471)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
Loss per share	2015	2016	2015	2016
Basic ($ per share)	(7.27)	(6.56)	(33.69)	(18.62)
Diluted ($ per share)	(7.27)	(6.56)	(33.69)	(18.62)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands)	Notes	As of December 31, 2015	As of September 30, 2016
Assets
Non-current assets
Property, plant and equipment		$417	$517
Intangible assets		3	191
Long-term receivables		430	438
Deferred tax assets		616	1,044
		1,466	2,190
Current assets
Current receivables		4,805	9,223
Marketable securities and term deposits	8	74,994	49,139
Cash and cash equivalents	9	36,446	24,784
		116,245	83,146
Total assets		$117,711	$85,336
Equity and liabilities
Capital and reserves
Share capital		$2,426	$2,318
Capital reserves		264,021	245,094
Other reserves		7,266	27
Treasury shares		(26)	(2)
Accumulated losses		(165,365)	(176,360)
		108,322	71,077
Non-current liabilities
Other liabilities	11	84	97
		84	97
Current liabilities
Trade payables		2,928	2,699
Other liabilities	11	6,208	11,434
Current income tax liabilities		169	29
		9,305	14,162
Total equity and liabilities		$117,711	$85,336

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Cash Flows

		Nine Months Ended September 30,
(in thousands)	Notes	2015	2016
Cash flow from operating activities
Loss for the period		$(23,841)	$(39,538)
Adjustments for:
Taxes on income recognized in profit or loss		(241)	—
Financial income recognized in profit or loss		(6,832)	(234)
Financial expense recognized in profit or loss		14,135	35
Depreciation and amortization expense		116	172
Valuation stock option program		877	1,983
Other non-cash-income		(66)	—
Changes in long-term receivables		—	(8)
Changes in current receivables		(2,339)	(4,418)
Changes in trade and other liabilities		1,531	5,025
Interest paid		(647)	—
Interest received		4	132
Taxes paid		(928)	(588)
Cash flow utilized by operating activities		(18,231)	(37,439)
Purchase of plant and equipment and intangible assets		(117)	(456)
Purchases of available-for-sale financial assets		—	(14,000)
Investments in term deposits		(20)	(10)
Repayment of term deposits		—	15,000
Proceeds from sale of available-for-sale financial assets		—	25,000
Cash flow utilized by investing activities		(137)	25,534
Proceeds from initial public offering		106,088	—
Proceeds from April 2015 financing		44,836	—
Other proceeds from shareholders		10	—
Proceeds from new silent partnership		1,109	—
Proceeds from exercise of call options		—	243
Proceeds from convertible loans		3,436	—
Repayments of long-term borrowings		(3,405)	—
Repayments of substance participation rights		(6)	—
Equity transaction costs		(12,055)	—
Cash flow generated from financing activities		140,013	243
Net cash flow		121,645	(11,662)
Cash and cash equivalents at beginning of period	9	2,150	36,446
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies		1,663	—
Cash and cash equivalents at end of period	9	$125,458	$24,784

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands)	Nominal capital / share capital	Capital reserves	Treasury shares	Accumulated losses	Foreign currency translation reserve	Fair value reserve	Total
Notes	4.1	4.1
January 1, 2015	$452	$91,643	$(26)	$(133,532)	$4,847	$—	$(36,616)
Paid in capital	1,707	149,217	—	—	—	—	150,924
Conversion of convertible loans	222	32,823	—	—	—	—	33,045
Contribution of silent partnerships	17	2,474	—	—	—	—	2,490
Bifurcation of liability component due to preferred dividend rights	—	(1,717)	—	—	—	—	(1,717)
Exercised options	10	1,420	—	—	—	—	1,430
Equity transaction costs	—	(14,845)	—	—	—	—	(14,845)
Stock options	—	879	—	—	—	—	879
Loss for the period	—	—	—	(23,841)	—	—	(23,841)
Other comprehensive income, net of tax	—	—	—	—	5,741	—	5,741
Total comprehensive loss for the period	—	—	—	(23,841)	5,741	—	(21,461)
September 30, 2015	$2,408	$261,894	$(26)	$(157,373)	$10,588	$—	$117,491
December 31, 2015	$2,426	$264,021	$(26)	$(165,365)	$7,333	$(67)	$108,322
Change in functional currency	(118)	(21,124)	5	28,543	(7,306)	—	—
January 1, 2016	$2,308	$242,897	$(21)	$(136,822)	$27	$(67)	$108,322
Exercised options (SOP)	10	2,064	19	—	—	—	2,093
Stock options	—	133	—	—	—	—	133
Loss for the period	—	—	—	(39,538)	—	—	(39,538)
Other comprehensive income, net of tax	—	—	—	—	—	67	67
Total comprehensive income (loss) for the period	—	—	—	(39,538)	—	67	(39,471)
September 30, 2016	$2,318	$245,094	$(2)	$(176,359)	$27	$—	$71,077

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

(in thousands, except share and per share data)

1.              General Information

Nabriva Therapeutics AG, together with its 100% owned and consolidated U.S. subsidiary Nabriva Therapeutics US, Inc., (“Nabriva”, “the Group” or the “Company”) is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva was incorporated in Austria as a spin-off from Sandoz GmbH in October 2005 and commenced operations in February 2006. The Company’s headquarters are at Leberstrasse 20, A-1110 Vienna. Nabriva Therapeutics US, Inc. was founded and began operations in the United States in August 2014.

The Management Board approved the unaudited condensed consolidated interim financial statements for issuance on November 16, 2016.

2.              Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise noted.

2.1                     Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with the International Accounting Standard, or IAS, 34 “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with the International Financial Reporting Standards, or IFRSs, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. In the opinion of management, the unaudited condensed consolidated interim financial statements contain all adjustments that are necessary to state fairly the Company’s financial position as of September 30, 2016 and comprehensive income (loss) and cash flows for the nine months ended September 30, 2015 and September 30, 2016.

Going concern

Since inception, the Company’s activities have consisted primarily of raising capital and performing research and development activities to advance its product candidates. The Company is still in the development phase and has not been marketing any products commercially to date. Since inception, the Company has incurred significant losses from operations and expects losses to continue for the foreseeable future, as a result of the Company’s research and development activities and in line with its long-term business plan and the general biopharmaceutical business model. The Company’s success depends primarily on the successful development and regulatory approval of its product candidates and its ability to finance its operations. The Company anticipates the receipt of top-line data from its Phase 3 clinical trials of lefamulin for community-acquired bacterial pneumonia (“CABP”) in the second half of 2017.

These consolidated financial statements have been prepared on a going concern basis that contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Management continues to forecast that the Company’s cash balances will be sufficient to fund the operations for at least the next twelve months.

Share capital

The number of common shares outstanding as of September 30, 2016 was 2,128,006.

2.2                     Application of International Financial Reporting Standards (IFRSs)

The accounting policies adopted are consistent with those of the previously completed financial year. The application of any amendments to existing standards that are required to be applied for the first time from January 1, 2016 are not expected to have a material impact on the Company’s consolidated financial statements for the year ending December 31, 2016. The following new IFRSs that may have an impact on the Company’s financial statements have been issued by the IASB:

•                  In July 2014, the IASB issued the complete version of IFRS 9 “Financial instruments,” applicable to financial years beginning on or after January 1, 2018, which replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. We are in the process of assessing IFRS 9’s impact on us.

•                  In May 2014, the IASB issued the IFRS 15 “Revenue from contracts with customers,” applicable to financial years beginning on or after January 1, 2017, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. We are in the process of assessing IFRS 15’s impact on us.

•                  In January 2016, the IASB issued IFRS 16 “Leases,” applicable to financial years beginning on or after January 1, 2019 which relates to the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. We are in the process of assessing IFRS 16’s impact on us.

2.3                     Change in functional currency

The Company has significantly expanded its presence and operations in the United States, and has begun and will continue to incur a majority of its expenses for its clinical trials in U.S. dollars, in addition to the increase in administrative cost incurred in the United States as a result of the increased presence there. Also, the majority of the funds raised from the Company’s third quarter 2015 initial public offering, as well as its other financing activities, are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund its U.S. operations. The company has determined that as of January 1, 2016 its functional currency was no longer the euro and began reporting using the U.S. dollar as its functional currency.

The translation procedures applicable to the new functional currency have been applied prospectively in accordance with IAS 21.35 from the date of the change. According to IAS 21.37, all items have been translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income in accordance with IAS 21.32 and 39(c) are not reclassified from equity to profit or loss until the disposal of the operation.

Further and in line with the change in functional currency, the Company changed its presentation currency from euro to U.S. dollar, in order to better reflect the underlying performance of the Company. The choice of presentation currency represents an accounting policy; accordingly, the change has been treated retrospectively in accordance with IAS 8. Therefore, financial information included in the Company’s annual financial statements for the year ended December 31, 2015 previously reported in euro has been restated into the new presentation currency U.S. dollars using the procedures outlined below:

•                  assets and liabilities denominated in non-U.S. dollar currencies were translated into U.S. dollars at the period-end exchange rates on the relevant balance sheet date;

•                  non-U.S. dollar performance statement items were translated at the average yearly exchange rates prevailing for the relevant period;

•                  individual items within equity (i.e. share capital, capital reserves, other reserves and treasury shares) were translated at the historical exchange rates prevailing at January 1, 2014 and subsequent rates prevailing on the date of each transaction;

•                  differences resulting from the use of different exchange rates for balance sheet items, performance statement items and equity items are shown as foreign currency translation reserve within other comprehensive income.

The differences between items of equity translated at historical exchange rates as of December 31, 2015 and their value as of January 1, 2016 (translated at the exchange rate as of December 31, 2015) are shown in the line item “Change in functional currency” within the condensed consolidated statement of changes in equity.

2.4                     Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of Nabriva Therapeutics AG and its 100% owned U.S. subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the date the Company gains control until the date the company ceases to control the subsidiary.

As of September 30, 2016, the Company had one 100% owned subsidiary, Nabriva Therapeutics US, Inc., King of Prussia, PA, USA, founded in August 2014. Nabriva’s chief executive officer, as well as the majority of the clinical development team, are employed with the U.S. subsidiary.

The financial information of all consolidated companies has been prepared in accordance with IFRS and the Company’s accounting policies with a cut-off date of September 30, 2016. All intra group balances and transactions between members of the group are eliminated upon consolidation.

2.5                     Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The management team is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the allocation of the Company’s resources and to assess overall performance.

2.6                     Income Taxes

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. In Austria, taxes on income are calculated using the current corporate income tax rate of 25%. Under the Austrian Corporate Income Tax Act (KStG) a minimum amount of corporate income tax is levied even if there is a tax loss. In the U.S., Nabriva is subject to state taxes of 9.99% and federal taxes of 34%.

3.              Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company has not used derivatives or other hedging instruments to mitigate these risk factors.

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Gary Sender was appointed as Chief Financial Officer on May 2, 2016 and thereby replaced Ralf Schmid. There have been no other changes in the Company’s finance department, which is responsible for financial risk management, or in the Company’s financial risk management policies since December 31, 2015.

4.              Critical Accounting Estimates and Assumptions

The preparation of unaudited condensed consolidated interim financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were generally the same as those that applied to the consolidated financial statements for the year ended December 31, 2015. Please see Note 4 to the Company’s audited consolidated financial statements for the year ended December 31, 2015 included in the Company’s annual report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on April 28, 2016.

5.              Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results.

6.              Research and Development Expenses

Research and development expenses mainly increased in the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 due to increased third party expenses related to Phase 3 clinical trials of lefamulin, manufacturing of the related clinical trial supply as well as increased headcount in the U.S. subsidiary.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2016	2015	2016
Research materials and purchased services	$5,440	$9,209	$9,762	$26,311
Staff costs	1,401	1,865	3,095	5,670
Other research and development expenses	1,001	953	2,483	2,830
Depreciation and amortization	25	32	75	94
Total	$7,867	$12,059	$15,415	$34,905

Research materials and purchased services include all expenses for materials and services in respect of research activities. They consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2016	2015	2016
Clinical trials	$4,022	$6,467	$5,043	$19,557
Non-clinical research & development	1,333	2,624	4,477	6,402
Laboratory & research materials	85	118	242	352
Total	$5,440	$9,209	$9,762	$26,311

Other research and development expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2016	2015	2016
Infrastructure expenses	$381	$289	$973	$935
Advisory and external consultancy expenses	411	292	804	1,008
Intellectual property and trademark related expenses	135	185	334	373
Other expenses	74	187	372	514
Total	$1,001	$953	$2,483	$2,830

7.     Financial Income and Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2016	2015	2016
Interest income
Bank deposits	$4	$3	$4	$7
Other interest	—	89	—	227
Total	$4	$92	$4	$234
Interest and similar expense
Kreos Loan 2014	$(242)	$—	$(794)	$—
FFG Loan	—	—	(39)	—
Convertible loans	—	—	(2,866)	—
Preferred dividend rights	53	—	—	—
Other financing fees	(2)	—	(174)	—
Interest according to IAS 20.10A	(1)	—	(67)	—
Total	$(192)	$—	$(3,940)	$—
Silent partnership
Adjustment to amortized cost following a change in expected exit proceeds	$—	$—	$(830)	$—
Total	$—	$—	$(830)	$—
Other finance income/(expenses)
Realized losses from sale of available-for-sale financial assets	$—	$(35)	$—	$(35)
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to extension of repayment date for CLAs	—	—	1,179	—
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to acceleration of repayment date for one CLA	—	—	(289)	—
Adjustment of carrying amount of financial liabilities according to IAS 39.40 due to waiver of interest for CLAs	—	—	3,633	—
Valuation call options related to CLAs	—	—	382	—
Termination of call options related to CLAs	—	—	1,634	—
Valuation call options related to Kreos Loan 2014	—	—	(526)	—
Valuation conversion rights related to CLAs	—	—	(8,434)	—
Adjustment of carrying amount of AWS Profit Share	(104)	—	(117)	—
Total	$(104)	$(35)	$(2,538)	$(35)
Total financial result	$(292)	$57	$(7,304)	$199

Interest income arises on cash and cash equivalents as well as marketable securities and term deposits. In 2015, interest expense consisted of interest payable on borrowings and other loans and were expensed as incurred.

8.              Financial Instruments

In accordance with IAS 39 and IFRS 7, the Company’s financial instruments are classified as follows:

(in thousands)	Loans and receivables	Available for sale	Total
As of September 30, 2016
Assets as per condensed consolidated statement of financial position
Current receivables	$13	$—	$13
Marketable securities and term deposits	30,129	19,010	49,139
Cash and cash equivalents	24,784	—	24,784
Total	$54,926	$19,010	$73,936

(in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per condensed consolidated statement of financial position
Trade payables	$2,699	$—	$2,699
Total	$2,699	$—	$2,699

In the table above, current receivables are only included to the extent they are classified as financial instruments. Current receivables as shown in the condensed consolidated statement of financial position also include other receivables, which mainly result from tax receivables and prepaid expenses.

The carrying amounts for current receivables and trade payables are assumed to approximate their fair value due to their relatively short maturity.

The following table presents the financial instruments measured at fair value and classified by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•                  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (as exchange rates) (Level 2).

•                  Valuation techniques that include inputs for the asset or liability that are not based on observable market data (those are unobservable inputs) (Level 3).

It does not include fair value information for financial assets and liabilities not measured at fair value where the carrying amount is a reasonable approximation of the fair value.

(in thousands)	Level 1	Level 2	Level 3	Total
As of September 30, 2016
Assets as per consolidated statement of financial position
Marketable securities	$—	$19,010	$—	$19,010
Total Assets	$—	$19,010	$—	$19,010

As of September 30, 2016 and December 31, 2015, the company did not hold any Level 3 financial instruments measured at fair value. All such instruments, which included the conversion right and call option derivative instruments, were exercised or terminated in 2015. Prior to this, fair values of the conversion right and call option derivate instruments (Level 3) were determined using the option pricing model (OPM). There were no transfers between Level 1 and 2 in the period.

According to IFRS 13.93(e), the following table shows the reconciliation of Level 3 fair value measurements of financial liabilities:

(in thousands)	FVTPL (held for trading)	Total
Nine Months ended September 30, 2015
Opening balance	$9,181	$9,181
Total (gains) losses in profit or loss	8,578	8,578
Issues of conversion rights	1,158	1,158
De-recognition/Settlement by issued equity instruments	(16,215)	(16,215)
Termination of options	(1,634)	(1,634)
FX-Differences	(1,067)	(1,067)
Closing Balance	$—	$—
Nine Months ended September 30, 2016
Opening balance	$—	$—
Closing Balance	$—	$—

Total (gains) losses for the period ended September 30, 2015 result from the valuation of call options and conversion rights and are included in the finance income/expenses line item in the consolidated statement of comprehensive income (loss). Gains from the termination of options amount to $ 1,634 in 2015 and result from the waiver of call option rights related to the convertible loan agreements in the course of the April 2015 financing. The line item “De-recognition/Settlement by issued equity instruments” in the table above refers to the conversion rights reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing in the amount of $ 14,795 as well as the exercise of call options related to the Kreos Loan 2014 in the amount of $ 1,420.

9.              Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(in thousands)	As of December 31, 2015	As of September 30, 2016
Cash at bank	$36,446	$24,784
Total cash and cash equivalents	$36,446	$24,784

10.       Share-Based Payments

The unaudited condensed consolidated interim financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

During the nine months ended September 30, 2016, the Company recognized a share-based payment expense of $ 1,983 (nine months ended September 30, 2015: $ 876).

11.       Other Liabilities

Other current liabilities include the following:

(in thousands)	December 31, 2015	September 30, 2016
Accrued expenses for external R&D services	$3,329	$8,374
Employee bonuses	1,382	1,499
Social security contributions on options under the SOP 2007 and 2015	384	218
Accounting, tax and audit services	272	207
Unconsumed vacation	270	315
Overtime	17	18
Other	547	794
Deferred income	7	9
Total other current liabilities	$6,208	$11,434

The increase in accrued expenses for external research and development services mainly results from increased third party expenses related to the Company’s Phase 3 clinical trials.

Other non-current liabilities include an obligation to pay jubilee benefits arising under the collective bargaining agreement for the chemical industry, by which employees are entitled to receive jubilee payments after being employed for a certain number of years. For this obligation a provision of $ 97 (2015: $ 84) has been made.

12.       Contingencies

The Company has no contingent liabilities in respect of legal claims arising in the ordinary course of business.

13.       Commitments

Lease Agreements

Lease agreements as stated in the annual consolidated financial statements for the year ended December 31, 2015 are still effective. No material changes occurred in the nine-month period ended September 30, 2016.

Other Contractual Commitments

In addition to the lease agreements described above, the Company has entered into a number of other agreements also entailing financial commitments for the future and relating mainly to services provided by third parties in connection with the conduct of clinical trials and other research and development activities. Some of these commitments are also subject to early termination clauses exercisable at the option of the Company. The remaining payments to be made under these agreements, if all milestones and other conditions are met, are estimated to be as follows:

(in thousands)	As of December 31, 2015	As of September 30, 2016
No later than 1 year	$21,293	$51,630
Later than 1 year and no later than 5 years	19,679	7,708
Later than 5 years	—
Total	$40,972	$59,338

14.       Related Party Transactions

During the nine month periods ended September 30, 2015 and 2016, the Management Board was paid regular salaries and short term benefits. Selected members of the Supervisory Board received compensation for their board services in the form of cash compensation. In addition, Dr. George Talbot, a Supervisory Board member, was engaged by the Company for scientific consultancy services for which he received a total of $ 17 and $ 5 during the nine months ended September 30, 2015 and 2016, respectively, including fees related to his service as the chairman of our Clinical Advisory Board. All services of Dr. Talbot were agreed with the Supervisory Board and rendered at arm’s length.

The unaudited condensed consolidated interim financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2015.

15.       Events after the Reporting Period

There were no material events after the reporting period.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, including expected timing of enrollment and availability of data, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates, proposed financings, the sufficiency of Nabriva’s cash resources and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, market conditions, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.

Risks Associated with our Business

•                  Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of September 30, 2016, we had accumulated losses of $176.4 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

•                  We determined that, as of June 30, 2016, we no longer qualified as a “foreign private issuer” under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).  As a result, beginning January 1, 2017, we anticipate that our future annual filings with the SEC will be made on Form 10-K (including our annual report for the year ending December 31, 2016) rather than on Form 20-F. In addition, commencing on January 1, 2017, we plan to expand reporting consistent with that of a domestic U.S. filer, including filing quarterly reports on Form 10-Q and current reports on Form 8-K. We will also be subject to SEC rules governing the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 (the “Exchange Act”); the provisions of Regulation Fair Disclosure, which regulate the selective disclosure of material information; and the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” transactions in the Company’s equity securities.  In addition, beginning January 1, 2017, we will also be subject to the NASDAQ Stock Market listing requirements applicable to domestic U.S. issuers.